To : The U.S. Securities & Exchange Commission

The Standard *(Friday, 26th July 2002)*

The Stock Exch[illegible] no responsibility for the contents of this announcement, makes no representation as to its accuracy [illegible] any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or [illegible]ent.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

On 25 July 2002, Liann Yee Production Co., Ltd., a 70% owned subsidiary of Television Broadcasts Limited, entered into an Agreement (as defined below) with ERA Communications Co., Limited which is a substantial shareholder of Liann Yee Production Co., Ltd. The Agreement is in respect of the provision of optical fibre networking service for 14 optic fibre lines to Liann Yee Production Co., Ltd. by ERA Communications Co., Limited from 1 July 2002 to 31 December 2002 at a monthly fee of NT$1,809,524 (approximately HK$422,524) excluding sales tax.

ERA Communications Co., Limited is a connected person of the Company. Accordingly, the Agreement will constitute connected transactions of the Company under the Listing Rules (as defined below).

Details of the Agreement will be included in the next published annual reports and accounts of the Company in accordance with Rule 14.25(1) of the Listing Rules for the year ending on 31 December 2002.

Since 1 August 1998, ERA Communications Co., Limited ("ERA") has been providing its optical fibre networking services in Taiwan to Liann Yee Production Co., Ltd. ("LYP"). Under the previous agreement for the period from 1 August 2001 to 30 June 2002, the aggregate fees paid by LYP to ERA was NT$15,238,095 (approximately HK$3,558,095) and NT$18,285,714 (approximately HK$4,269,714) both excluding sales tax for the periods from 1 August 2001 to 31 December 2001 and from 1 January 2002 to 30 June 2002 respectively. The aforementioned figures represent 0.11% and 0.14% of the net tangible assets of the Group (as defined below) in the respective period. The transactions under the pervious agreement have been announced on 27 July 2001.

On 25 July 2002, the parties renewed the optical fibre networking services for a period of 6 months from 1 July 2002 to 31 December 2002 on the same terms as the previous agreement except where the monthly fee payable by LYP would be decreased ("Agreement"). Under the Agreement, ERA will be providing the same services for 14 lines of optic fibre to LYP but at a monthly fee of NT$1,809,524 (approximately HK$422,524) which is exclusive of sales tax of NT$90,476 (approximately HK$21,126).

REASONS FOR THE AGREEMENT

Since 1 August 1998, LYP has been using the optical fibre networking services of ERA which has been proven satisfactory. Following the practice of previous agreement, arm's length negotiation was conducted between the parties on the renewal arrangement. Since the new fee charged by ERA is the lowest among the quotes obtained by LYP from independent third party providing similar service, LYP decided to renew the optical fibre networking services with ERA.

The above Hong Kong dollars amounts are based on the exchange rate of approximately HK$0.2335 = NT$1.

PRINCIPAL ACTIVITIES OF THE GROUP, LYP AND ERA

Television Broadcasts Limited ("Company") and its subsidiaries (together "Group") are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities, including the operation of cable television channels in Taiwan. LYP is in the business of TV programming, production and TV channel transmission and operation. ERA is in the business of film distribution, TV programmes production and channel transmission and operation.

IMPLICATIONS UNDER THE LISTING RULES

ERA is a substantial shareholder of LYP, a 70% owned subsidiary of the Company. ERA is accordingly a connected person as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and the Agreement constitutes connected transactions for the Company.

As the value of the consideration payable to ERA by LYP pursuant to the Agreement represents less than 3% of the net tangible assets of the consolidated accounts of the Group, no shareholder approval is required and the Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules. The directors of the Company, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of the Company, and the Agreement was entered into in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement will be included in the next published annual reports and accounts of the Company pursuant to rule 14.25(1) of the Listing Rules for the year ending on 31 December 2002.

By Order of the Board
Ho Chan Fai
Company Secretary

25 July 2002, Hong Kong